United States securities and exchange commission logo





                         March 19, 2021

       Howard Nunn
       Chief Executive Officer
       Novea Inc.
       11 Cypress Point
       Amarillo, Texas USA 79124-4910

                                                        Re: Novea Inc.
                                                            Post- Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed March 25,
2021
                                                            File No. 024-10577

       Dear Mr. Nunn:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Jim Quinlan